Filed by SBC Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: AT&T Corp.

Commission File No.: 1-01105

BEFORE THE MISSISSIPPI PUBLIC SERVICE COMMISSION

Joint Application of	)
)
SBC COMMUNICATIONS INC.	)
)
and	)	Case No.
)
AT&T CORP., TOGETHER	)
WITH ITS CERTIFICATED	)
MISSISSIPPI SUBSIDIARIES,	)
)
for Approval of a Change of Control	)
)

JOINT APPLICATION OF SBC COMMUNICATIONS INC. AND

AT&T CORP. FOR APPROVAL OF A CHANGE OF CONTROL

1.         SBC Communications Inc. (“SBC”), AT&T Corp. (“AT&T”), and the AT&T subsidiaries certificated to provide telecommunications services in the State of Mississippi (collectively, “Joint Applicants”), hereby request approval, pursuant to Miss. Code Ann. § 77-3-23 (Supp. 2004) and Rule 8A of the Mississippi Public Service Commission (“the Commission”) Public Utilities Rules of Practice and Procedure, of a change in control of the certificated entities at the holding company level resulting from the merger of SBC and AT&T, in accordance with the Agreement and Plan of Merger (“Merger Agreement”) jointly executed by SBC and AT&T on January 30, 2005.(1)   A copy of the Merger Agreement is attached hereto as Exhibit B.

2.             Following the merger, AT&T will become a wholly owned, first-tier subsidiary of SBC.  The merger will be transparent and seamless for the customers of the certificated operating subsidiaries of SBC and AT&T.  Upon consummation of the merger, the Commission will retain

                (1) Please see the investor disclosure statement attached as Exhibit A to this Joint Application.

the same regulatory authority over those AT&T subsidiaries that it possesses today. AT&T’s subsidiaries certificated by the Commission are AT&T Communications of the South Central States, LLC (“AT&T-South Central”) and TC Systems, Inc. (“TC Systems”). AT&T-South Central and TC Systems will continue to be owned by the same entity that owns those subsidiaries today. No transfer of assets or certificates of authority will occur as part of this transaction.

3.             The merger of SBC and AT&T is in the public interest.  The merger will permit the Joint Applicants to continue providing existing services at just and reasonable rates and will not adversely affect this Commission’s authority to regulate the AT&T and SBC operating subsidiaries subject to the Commission’s jurisdiction.  In addition, the merger will enhance the abilities of those operating subsidiaries to offer a broad array of existing and emerging telecommunications and information services by bringing together two telecommunications companies with complementary strengths and by capitalizing on the synergies related to the companies’ shared values of customer service, innovation, and reliability.

4.             The Joint Applicants submit that the public interest will be served if the proposed change in control, explained more fully below, is permitted to be consummated quickly.  Therefore, the Joint Applicants respectfully request that the Commission give this Application expedited consideration.  The Joint Applicants offer the following information in support of this Application:

I.              THE PARTIES

A.            SBC Communications Inc.

5.             SBC is a Delaware corporation with headquarters at 175 East Houston Street, San Antonio, Texas 78205-2233.  SBC is a holding company and does not directly provide any services in Mississippi or elsewhere.  SBC’s subsidiaries provide voice, data, and Internet services for residential, business, and government customers, mostly in a 13-state region. SBC and its subsidiaries serve 52.4 million access lines and have 5.1 million DSL lines in service. SBC holds a 60 percent economic and 50 percent voting interest in Cingular Wireless, which serves 49.1 million wireless customers. Through alliances with GSM-based providers, Cingular offers coverage in more than 170 countries worldwide. SBC is also making a $4 billion investment to bring next-generation Internet Protocol-based (“IP-based”) services to 18 million households within 3 years. More comprehensive information concerning SBC’s financial status, operations, management, and services is set forth in SBC’s most recent annual report. See http://www.sbc.com/gen/ investor-relations?pid=5465.(2)

B.            AT&T Corp.

6.             AT&T is a New York holding corporation with headquarters at One AT&T Way, Bedminster, New Jersey 07921.  AT&T provides domestic and international voice and data

                (2)  SBC also wholly owns three subsidiaries that are certificated to provide competitive interexchange and local exchange telecommunications services in Mississippi but are not involved in the merger.  The first, SBC Long Distance, Inc. (“SBC Long Distance”), is a Delaware corporation headquartered at 5850 W. Las Positas Boulevard, Pleasanton, CA 94588.  SBC Long Distance is authorized to provide facilities-based and resold local exchange and exchange access services pursuant to a Certificate of Public Convenience and Necessity granted by this Commission on November 4, 2004, in Docket No. 2004-UA-0487.  SBC Long Distance is also authorized to provide resold interexchange services pursuant to a Certificate of Public Convenience and Necessity granted by this Commission on August 21, 1997, in Docket No. 97-UA-0375.

The second, SBC Telecom, Inc. (“SBC Telecom”), is a Delaware corporation headquartered at 1010 N. St. Mary’s Street, Room 13-K, San Antonio, TX 78215.  SBC Telecom is authorized as a provider of local exchange services (facilities-based and resale) and interexchange services (resale only) pursuant to a Certificate of Public Convenience and Necessity granted by this Commission on March 20, 2000, in Docket No. 2000-UA-48.

This Commission has recently approved the joint application of SBC Telecom and SBC Long Distance for the consolidation of the Mississippi operating authority of each entity into SBC Long Distance, LLC.  See Order, Joint Application of SBC Long Distance, Inc. and SBC Telecom, Inc. for Approval of a Proposed Reorganization, Docket No. 2004-UA-0898 (Feb. 24, 2005).  The merger of SBC and AT&T will not affect the consolidation of SBC Telecom and SBC Long Distance in any fashion.

The third subsidiary, SNET America Inc. d/b/a SBC Long Distance East (“SBC Long Distance East”), is a Connecticut corporation headquartered at 310 Orange Street, New Haven, CT 06510.   SBC Long Distance East is a wholly owned subsidiary of Southern New England Telecommunications Corporation, which is, in turn, a wholly owned subsidiary of SBC.  SBC Long Distance East is authorized to provide resold interexchange services throughout the State of Mississippi pursuant to a Certificate of Public Convenience and Necessity granted by this Commission on November 21, 1995 in Docket No. 1995-UA-431.

communications services to residential, business, and government customers in the United States and around the world.  AT&T operates sophisticated global communications networks that support IP as well as other data and voice traffic.  AT&T’s network operations are supported by AT&T Laboratories, a world-leading source of research and development.  More comprehensive information concerning AT&T’s financial status, operations, management, and services is set forth in AT&T’s most recent annual report.  See http://www.att.com/ir/sec/.

C.            AT&T Subsidiaries

7.             AT&T-South Central is a Delaware corporation headquartered at One AT&T Way, Bedminster, New Jersey 07921.  AT&T-South Central is a wholly owned subsidiary of AT&T and is authorized to provide facilities-based and resold local exchange services pursuant to approval order granted by this Commission on September 30, 1996, in Case No. 96-UA-71.  AT&T-South Central also is authorized to provide interexchange telecommunications services in Mississippi.

8.             TC Systems is a Delaware corporation headquartered at One AT&T Way, Bedminster, New Jersey 07921.  TC Systems is a wholly owned subsidiary of Teleport Communications Group, Inc., which in turn is a wholly owned subsidiary of AT&T Corp.  TC Systems is authorized to provide local exchange, exchange access, and intrastate interexchange telecommunications services pursuant to the approval order granted by this Commission on May 11, 2004, in Docket No. 04-UA-0163.

D.            Designated Contacts

The designated contacts for information regarding this Joint Application are:

SBC Contacts	AT&T Contacts
Robert P. Wise Wise, Carter, Child & Caraway, P.A. 401 E. Capitol Street, Suite 600 Jackson, MS 39205 (601) 968-5561 RPW@wisecarter.com	James L. Halford, Brunini, Grantham, Grower & Hewes, PLLC 248 E. Capitol, 1400 Trustmark Building Jackson, MS 39201 (601) 948-3101 jhalford@brunini.com

Wayne Watts Paul K. Mancini Martin E. Grambow Randall Johnson SBC Communications Inc. 175 East Houston Street San Antonio, Texas 78205-2233 (214) 464-3620 dj4905@sbc.com

Sylvia E. Anderson
David M. Eppsteiner
AT&T Communications of the South Central States, LLC
1230 Peachtree Street, N.E., Suite 400
Atlanta, GA 30309
(404) 810-8070 (Anderson Telephone)
(404) 810-4945 (Eppsteiner Telephone)
andersonse@att.com eppsteiner@att.com

Geoffrey M. Klineberg Kellogg, Huber, Hansen, Todd, Evans & Figel, PLLC 1615 M Street, N.W., Suite 400 Washington, D.C. 20036 (202) 326-7928 gklineberg@khhte.com

II.                                     REQUEST FOR APPROVAL OF CHANGE IN CONTROL RESULTING FROM SBC’S ACQUISITION OF AT&T

A.            The Planned Merger

9.             The Merger Agreement provides that AT&T will become a first-tier subsidiary of SBC.  At the time of the merger, shareholders of AT&T will exchange their stock for SBC stock.  There will be no change in the ownership structure of any SBC-affiliated entity subject to the Commission’s regulatory authority.  Likewise, the transaction will result in no change in the ownership of any AT&T subsidiary certificated in Mississippi.

10.           In connection with the merger, AT&T shareholders will receive 0.77942 shares of SBC stock for each share of AT&T stock they own, as well as a one-time cash dividend from AT&T of $1.30 per AT&T share.  SBC shareholders will continue to own SBC stock and otherwise will not be affected by the transaction.  Upon completion of the transaction, former AT&T shareholders will hold approximately 16% of SBC’s outstanding shares.

11.           The merger will not impede the Commission’s ability to regulate and effectively audit the intrastate operations of SBC Telecom, SBC Long Distance, SBC Long Distance East, AT&T-South Central, TC Systems, or any other entities certificated by this Commission that are under the direct or indirect control of SBC or AT&T.  Upon consummation of the merger, all of those entities will continue to hold all of the state certificates that they currently hold and will continue to provide services to Mississippi customers pursuant to existing tariffs.   There will be no transfer of assets of those certificated entities in connection with the merger.

B.            Statutory Authority and Rules of the Commission

12.           Under Mississippi law, “[i]t shall be lawful, under the conditions specified below, for public utilities to sell, assign, lease, transfer or otherwise dispose, including, without limitation, any change in control of (a) certificates of public convenience and necessity issued to them under the provision of this article, or (b) any substantial part of its property necessary or useful in the performance of its duties to the public, including corporate stock that is not publicly traded.”  Miss. Code Ann. § 77-3-23 (Supp. 2004).  Whenever a “purchase, lease, assignment or transfer is proposed, the utility or utilities or the person seeking authority therefor shall present an application to the commission in such form as may be prescribed by the commission.”  Id.

13.           Under the Commission’s Public Utilities Rules of Practice and Procedure, when any “public utility proposes to sell, lease, assign, or otherwise dispose of the whole or any substantial part of its property necessary or useful in the performance of its duties to the public, or to sell, or transfer any Certificate of Public Convenience and Necessity, or portion thereof, of by any means whatsoever, direct or indirect, .. . . with any other public utility or to any person, firm or corporation, such sale, lease, assignment or other disposition must be approved by the Commission and the petition for approval must be made be all parties to the proposed transaction.” Rule 8A. Further, “this regulation applies to all direct or indirect transfers of utility property or certificates, including but not limited to, transfers of controlling interest in the corporate stock of an existing certificated utility to any person, firm, partnership or corporation.” Id.

14.           By statute, if the “commission finds that the transaction proposed is in good faith, that the proposed assignee, lessee, purchaser or transferee, is fit and able properly to perform the public utility services authorized by such certificate and to comply with the lawful rules, regulations and requirements of the commission, and that the transaction is otherwise consistent with the public interest, it may enter an order approving and authorizing such sale, lease, assignment or transfer upon such terms and conditions as it shall find to be just and reasonable and with such modifications as it may prescribe.”  Miss. Code Ann. § 77-3-23 (Supp. 2004); see also Rule 8A.(3)

III.           THE MERGER WILL SERVE THE PUBLIC INTEREST

A.            General Benefits of the Proposed Merger

15.           The Joint Applicants respectfully submit that the merger of SBC and AT&T is in good faith and will clearly and demonstrably benefit the public interest.  It responds to major technology, marketplace and regulatory changes promoting facilities-based competition in all

(3) By filing this request, the parties do not submit to any jurisdiction that is inconsistent with any Mississippi or federal laws.  Under the merger transaction, the SBC and AT&T subsidiaries operating in Mississippi are neither selling, assigning, leasing, transferring or otherwise disposing of their certificates of public convenience and necessity or any substantial part of their property.  Those entities will continue to operate as they do today following the completion of the merger.

communications services markets by bringing together two companies with complementary strengths, product sets, and customer bases.  Together, SBC and AT&T will be positioned for success in a rapidly changing industry, making the transition from legacy technologies to advanced, next generation Internet Protocol networks and services.  The combined business organization will be a stronger, more effective, more responsive, and more innovative company, and thus better able to meet the needs and demands of its customers — enterprise, small and medium-sized business, government and mass market.

16.           As a result of the merger, AT&T’s robust global network will be enhanced and U.S. ownership preserved.  AT&T’s facilities are an important part of the nation’s communications infrastructure, and AT&T also owns the leading global network.

17.           The merger will strengthen national security.  In particular, AT&T and its subsidiaries are significant providers of telecommunications and information services to government customers, including not only the State of Mississippi, but also the White House, the Department of Homeland Security, the Department of State, the Department of Defense, and numerous other state governments and university systems.  This transaction will result in a robust, U.S.-owned carrier with the financial resources and technical expertise necessary, not only to continue to provide those services, but also to improve them through even greater investment in innovation that produces cost savings, more reliable services, and more robust capabilities to meet future needs.

18.           The merger will increase innovation and investment, which will make existing services more efficient, lead to the more rapid introduction of those services to customers who might otherwise wait years for them, and prompt the development of new services that would otherwise not exist.  The combined organization will have greater incentives and ability to invest in research and development and to make available the fruits of those efforts to all customers.  As a result, residential and small business customers ultimately should enjoy capabilities that once were available only to the largest business and government customers.  And once the SBC and AT&T networks are combined as part of one organization, transport will be more efficient, reliability will increase, and the quality of service will be higher.  All customers in Mississippi should benefit from these anticipated merger synergies.

B.            Impact on Competition

19.           The merger will enhance competition in the provision of services to businesses in Mississippi.  The combined organization will be better positioned than either SBC or AT&T standing alone to compete vigorously and effectively with existing providers of telecommunications services to medium and large businesses such as MCI, Birch Telecom and ITC^DeltaCom and others — including IXCs, systems integrators, equipment vendors and resellers, network providers, foreign entrants, CLECs, wireless providers, cable companies, and incumbent LECs — across the full range of current and emerging products.

20.           According to the FCC’s December 2004 Local Competition Report, as of June 30, 2004, there were eight (8) CLECs serving more than 131,000 end-user switched access lines in Mississippi.  See FCC, Local Telephone Competition:  Status as of June 30, 2004 at Tables 10, 12 (Dec. 2004) (“FCC Local Competition Report”).   This was a drastic increase from the just under 58,000 lines served in 1999.  See id. at Table 8.  The combined organization of SBC and AT&T will be one entity among many engaged in vigorous competition in Mississippi, which will occur not only because of the number of competitors, but also because of the diversity of those competitors, the high fixed cost and relatively low marginal cost of operating telecommunications networks and facilities, the characteristics of customers and the bid processes they employ, and the rapid pace of technological change.

21.           The merger will not adversely affect competition in Mississippi.  This is so not only because the SBC and AT&T operating subsidiaries in Mississippi compete with incumbent carriers and other service providers, but also because, as separate entities, SBC and AT&T typically sell business services to different sets of customers.  SBC’s strength is in the sale of services to small and medium-sized business with a high percentage of their facilities in SBC’s in-region states, while AT&T’s strength is the sale of services nationwide and globally to large businesses.  As a result of the merger, the combined organization will have the technical and financial strength to increase investment in Tier 1 Internet backbone services, which will enhance competition.

22.           The merger will also not adversely affect competition for the provision of services to mass market customers.  To begin with, there already are numerous other providers that are currently offering such services and others that stand ready willing and able to do so.  Given AT&T’s unilateral and irreversible pre-merger decision, in 2004, to discontinue actively marketing local and long distance service to residential customers, AT&T can no longer be considered a price-constraining force for the mass market.  Consummation of the merger therefore should have no adverse effect on competition in that market.  Moreover, the merger will not impede the technological innovation that is making competition for mass market customers more robust.  In addition to traditional competitors such as incumbent LECs, CLECs, and cable operators using circuit switched technology, such as Cox and Comcast, new technology competitors are coming forward.  These include cable-based providers converting to VoIP and other IP-based services, such as Cox, Time Warner and Comcast, and other VoIP providers, such as Vonage.  With the introduction of 3G services, wireless providers will attract increasing numbers of customers who do away with their wireline service entirely.

23.           In light of AT&T’s current position in the mass market and the existence of a large and growing number of other market players competing in that market, the merger will not harm consumers.  On the contrary, it will create a stronger company that will be positioned to compete in the mass market with more efficiency, effectiveness, and responsiveness.

C.            Quality of Service and Rates

24.           The proposed merger will not adversely affect the availability and quality of the service currently offered by SBC Long Distance, SBC Telecom, SBC Long Distance East, AT&T-South Central, TC Systems, or any other entities certificated by this Commission that are under the direct or indirect control of SBC or AT&T.  All of those certificated entities will continue to exist in their current form after the merger in consummated.  The merger will have no effect on the rates, terms, and conditions of service that those entities currently provide.

25.           The entities involved in the merger and certificated by the Commission are fit and able to properly perform the public utility services authorized by their certificates and to comply with the lawful rules, regulations, and requirements of the Commission.

26.           The merger will ultimately improve the quality and variety of communications services offered to the citizens of Mississippi.  The combined organization of SBC and AT&T will be able to offer new technologies to the consumer and corporate markets more rapidly, to provide businesses with customized, sophisticated, and integrated national and global telecommunications systems, and to create network efficiencies.  The combined organization will be able to draw upon the expertise, capabilities, and talents of its combined personnel, employing the best practices learned by each of the previously separate AT&T and SBC organizations and improving the quality and breadth of the services offered.  In particular, it is anticipated that many of the technological innovations of AT&T Labs, which most recently have been implemented for the benefit of AT&T’s predominately high-end, large enterprise customers, will have broader application to the small and medium business and mass market customers that will be served by the combined organization.  These include (a) IP-based video, (b) speech and text technologies for visually, hearing, and speech-impaired customers, (c) fraud reduction and security services, (d) e-commerce capabilities, and (e) service provisioning and repair systems.  And the increased financial expenditures of the combined organization in the form of capital expenditures will accelerate the pace at which these new and improved services are deployed.

27.           SBC and AT&T anticipate that the combined company will be better able to compete using VoIP than either company standing alone.  Prior to its decision to cease actively marketing mass market land-line voice service, AT&T had developed a VoIP service, known as “AT&T CallVantage Service.”  By joining together AT&T’s VoIP platform and SBC’s traditional consumer focus and financial resources behind VoIP, the merger will permit the combined company to deploy VoIP to both business and mass market customers more aggressively and effectively, both in and out of SBC’s region.

D.            Financial Strength of the Resulting Organization

28.           The merger will create an organization that will enjoy enhanced financial health and vigor, which will affirmatively benefit the public.  The synergies created by this merger will strengthen the combined organization through reduced costs, increased productivity, and augmented revenues.

E.             Authority of this Commission to Regulate Rates and Service

29.           The merger will not impair, compromise, or in any material way alter the Commission’s authority to regulate the AT&T and SBC subsidiaries currently operating in Mississippi pursuant to this Commission’s certifications.  Upon completion of the merger, the

Commission will retain full authority over the rates, services, and responsibilities of those certificated entities in accordance with applicable law to the same extent that it does today.

F.             Accompanying Documents

30.           Pursuant to Miss. Code Ann. § 77-3-23 (Supp. 2004), Joint Applicants have attached the required materials to this Joint Application, as listed in the attached List of Exhibits.

31.           These exhibits include a Notice of Filing form.  SBC and AT&T hereby certify that a Notice of Filing, in the form attached hereto as Exhibit I, is being sent by mail to each entity identified in the list of interested persons (attached as Exhibit L), as defined in Rule 2K of the Commission’s Rules of Practice and Procedure.

IV.           CONCLUSION

32.           For the foregoing reasons, SBC and AT&T respectfully request that the Commission approve this Joint Application and grant any other relief deemed necessary and appropriate to effect the Merger Agreement.

                Respectfully submitted, this the 28th day of February, 2005,

FOR SBC COMMUNICATIONS INC.	FOR AT&T CORP. AND ITS CERTIFICATED MISSISSIPPI SUBSIDIARIES

/s/ Robert P. Wise	/s/ James L. Halford
Robert P. Wise Wise, Carter, Child & Caraway, P.A. 401 E. Capitol Street, Suite 600 Jackson, MS 39205 (601) 968-5561 RPW@wisecarter.com	James L. Halford, Brunini, Grantham, Grower & Hewes, PLLC 248 E. Capitol, 1400 Trustmark Building Jackson, MS 39201 (601) 948-3101 jhalford@brunini.com

BEFORE THE PUBLIC SERVICE COMMISSION

OF THE STATE OF MISSISSIPPI

Joint Application of	)
)
SBC COMMUNICATIONS INC.	)
)
and	)	Case No.
)
AT&T CORP., TOGETHER	)
WITH ITS CERTIFICATED	)
MISSISSIPPI SUBSIDIARIES,	)
)
for Approval of Merger	)
)

VERIFICATION OF SBC COMMUNICATIONS INC.

               Rick L. Moore, being duly sworn, deposes and says:

1.             I am Managing Director-Corporate Development of SBC Communications Inc. and am authorized to make this Verification on behalf of SBC Communications Inc.

2.             I have read the contents of the foregoing Joint Application and hereby declare under penalty of perjury that the statements therein contained,, insofar as they relate to SBC Communications Inc., are true and accurate to the best of my knowledge and belief.

/s/ Rick L. Moore
Rick L. Moore
Managing Director-Corporate Development
SBC Communications Inc.

Sworn to and subscribed before me
this 25th day of February, 2005

My Commission Expires:	April 21, 2007

/s/ Lisa K. Fox
Lisa K. Fox

BEFORE THE PUBLIC SERVICE COMMISSION

OF THE STATE OF MISSISSIPPI

Joint Application of	)
)
SBC COMMUNICATIONS INC.	)
)
and	)	Case No.
)
AT&T CORP., TOGETHER	)
WITH ITS CERTIFICATED	)
MISSISSIPPI SUBSIDIARIES,	)
)
for Approval of Merger	)
)

VERIFICATION OF AT&T CORP.

               Sylvia E. Anderson, being duly sworn, deposes and says:

1.             I am Law and Government Affairs Vice President —Southern Region of AT&T Corp. and am authorized to make this Verification on behalf of AT&T.

2.             I have read the contents of the foregoing Joint Application and hereby declare under penalty of perjury that the statements therein contained, insofar as they relate to AT&T, are true and accurate to the best of my knowledge and belief.

/s/ Sylvia E. Anderson
Sylvia E. Anderson
AT&T Law & Government Affairs
Vice President-Southern Region

Sworn to and subscribed before me
this 23rd day of February, 2005

My Commission Expires:	November 30, 2007

BEFORE THE
MISSISSIPPI PUBLIC SERVICE COMMISSION

Joint Application of	)
)
SBC COMMUNICATIONS INC.	)
)
and	)	Case No.
)
AT&T CORP., TOGETHER WITH ITS	)
CERTIFICATED MISSISSIPPI	)
SUBSIDIARIES,	)
)
for Approval of Merger	)
)

VERIFICATION

               Robert L. Dughi, being duly sworn, deposes and says:

1.             I am Law and State Government Affairs Vice President for AT&T Corp. and am authorized to file written testimony and make this Verification on behalf of AT&T Corp.

2.             I have read the contents of the Joint Application and written testimony and hereby declare under penalty of perjury that the statements contained in the written testimony, insofar as they relate to AT&T, are true and accurate to the best of my knowledge and belief.

/s/ Robert L. Dughi
Robert L. Dughi
Law and State Government Affairs Vice President
AT&T Corp.

Sworn to and subscribed before me
this 25th day of February, 2005

/s/ Dana Marie Sibiga
Notary Public

BEFORE THE MISSISSIPPI PUBLIC SERVICE COMMISSION

Joint Application of	)
)
SBC COMMUNICATIONS INC.	)
)
and	)	Case No.
)
AT&T CORP., TOGETHER	)
WITH ITS CERTIFICATED	)
MISSISSIPPI SUBSIDIARIES,	)
)
for Approval of Change of Control	)
)

LIST OF EXHIBITS

Exhibit A -	Disclosure Statement

Exhibit B -	Merger Agreement (Jan. 30, 2005)

Exhibit C -	Certificates for authority to do business in Mississippi for SBC subsidiaries

Exhibit D -	Certificates for authority to do business in Mississippi for AT&T subsidiaries

Exhibit E -	Names and Addresses of SBC’s Board of Directors, Officers, and All Persons Owning fifteen percent or more of its stock

Exhibit F -	Names and Addresses of AT&T’s Board of Directors, Officers, and All Persons Owning fifteen percent or more of its stock

Exhibit G -	SBC’s Latest Form 8-K

Exhibit H -	AT&T’s Latest Form 8-K

Exhibit I -	Notice of Filing Form

Exhibit J -	Names and addresses of all interested persons as defined in Rule 2K of the Commission’s Rules of Practice and Procedure

Exhibit K -	Prefiled Testimony of Rick L. Moore, Managing Director-Corporate Development of SBC Communications Inc.

Exhibit L -	Prefiled Testimony of Robert L. Dughi, Law and Government Affairs Vice President for AT&T Corp.

CERTIFICATE OF SERVICE

I, Robert P. Wise and James L. Halford, as attorneys for Joint Applicants, do hereby certify that I have filed the original and fourteen (14) copies of the foregoing Joint Application by hand delivery to:

Mr. Brian U. Ray, Executive Secretary

Mississippi Public Service Commission

2nd Floor, Woolfolk State Office Building

Jackson, Mississippi 39201

and that, in the filing of the Joint Application, we have complied with Rule 6L of the Commission’s Public Utility Rules of Practice and Procedure.

We do also certify that we have as attorneys for the Joint Applicants, caused to be served by United States Mail, postage pre-paid a Notice of the Application herein to the interested parties on the MPSC telecommunications list of certificated providers on file with the Commission in satisfaction of the requirements of the Mississippi Public Service Commission Public Utilities Rules of Practice and Procedure.

This the 28th day of February, 2005.

/s/ Robert P. Wise
Robert P. Wise

/s/ James L. Halford
James L. Halford

EXHIBIT A

In connection with the proposed transaction, SBC intends to file a registration statement,  including a proxy statement of AT&T Corp., and other materials with the Securities and Exchange Commission (the “SEC”). Investors are urged to read the registration statement and other materials when they are available because they contain important information.  Investors will be able to obtain free copies of the registration statement and proxy statement, when they become available, as well as other filings containing information about SBC and AT&T Corp., without charge, at the SEC’s Internet site (www.sec.gov). These documents may also be obtained for free from SBC’s Investor Relations web site (www.sbc.com/investor_relations) or by directing a request to SBC Communications Inc., Stockholder Services, 175 E. Houston, San Antonio, Texas 78205. Free copies of AT&T Corp.’s filings may be accessed and downloaded for free at the AT&T Investor Relations Web Site (www.att.com/ir/sec) or by directing a request to AT&T Corp., Investor Relations, One AT&T Way, Bedminster, New Jersey 07921.

SBC, AT&T Corp. and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from AT&T shareholders in respect of the proposed transaction. Information regarding SBC’s directors and executive officers is available in SBC’s proxy statement for its 2004 annual meeting of stockholders, dated March 11, 2004, and information regarding AT&T Corp.’s directors and executive officers is available in AT&T Corp.’s proxy statement for its 2004 annual meeting of shareholders, dated March 25, 2004. Additional information regarding the interests of such potential participants will be included in the registration and proxy statement and the other relevant documents filed with the SEC when they become available.

Cautionary Language Concerning Forward-Looking Statements

Certain matters discussed in this statement, including the appendices attached, are forward-looking statements that involve risks and uncertainties. Forward-looking statements include, without limitation, the information concerning possible or assumed future revenues and results of operations of SBC and AT&T, projected benefits of the proposed SBC/AT&T merger and possible or assumed developments in the telecommunications industry. Readers are cautioned that the following important factors, in addition to those discussed in this statement and elsewhere in the proxy statement/prospectus to be filed by SBC with the Securities and Exchange Commission, and in the documents incorporated by reference in such proxy statement/prospectus, could affect the future results of SBC and AT&T or the prospects for the merger: (1) the ability to obtain governmental approvals of the merger on the proposed terms and schedule; (2) the failure of AT&T shareholders to approve the merger; (3) the risks that the businesses of SBC and AT&T will not be integrated successfully; (4) the risks that the cost savings and any other synergies from the merger may not be fully realized or may take longer to realize than expected; (5) disruption from the merger making it more difficult to maintain relationships with customers, employees or suppliers; (6) competition and its effect on pricing, costs, spending, third-party relationships and revenues; (7) the risk that Cingular LLC could fail to achieve, in the amount and within the timeframe expected, the synergies and other benefits expected from its acquisition of AT&T Wireless; (8) final outcomes of various state and federal regulatory proceedings and changes in existing state, federal or foreign laws and regulations and/or enactment of additional regulatory laws and regulations; (9) risks inherent in international operations, including exposure to fluctuations in foreign currency exchange rates and political risk; (10) the impact of new technologies; (11) changes in general economic and market conditions; and (12) changes in the regulatory environment in which SBC and AT&T operate.

The cites to webpages in this document are for information only and are not intended to be active links or to incorporate herein any information on the websites, except the specific information for which the webpages have been cited.

EXHIBIT B

[AGREEMENT AND PLAN OF MERGER]

EXHIBIT I

BEFORE THE
MISSISSIPPI PUBLIC SERVICE COMMISSION

Joint Application of	)
)
SBC COMMUNICATIONS INC.	)
)
and	)	Case No.
)
AT&T CORP., TOGETHER	)
WITH ITS CERTIFICATED	)
MISSISSIPPI SUBSIDIARIES,	)
)
for Approval of Merger	)

NOTICE

In accordance with the Mississippi Public Service Commission’s Public Utility Rules of Practice and Procedure you are hereby given notice that on February 28, 2005, SBC Communications, Inc. and AT&T Corp. together with its certificated subsidiaries filed with the Commission an Application for Approval of Merger as noted above. Unless otherwise allowed by the Commission, Petitions to Intervene should be filed on or before twenty (20) days from the date a proposed intervenor first receives actual or constructive notice of this proceeding. Additional information concerning this proceeding may be obtained from the Commission at the following address:

Mr. Brian U. Ray, Executive Secretary
Mississippi Public Service Commission
2ndFloor, Woolfolk State Office Building
Post Office Box 1174
Jackson, Mississippi 39215-1174
(601) 961-5400

This the 28th day of February, 2005.

Respectfully submitted,

Robert P. Wise
WISE CARTER CHILD & CARAWAY, P.A.
401 E. Capitol Street
Post Office Box 651
Jackson, Mississippi 39205
Telephone:	(601)968-5500
Facsimile:	(601)968-5593
Email: rpw@wisecarter.com